Contact

www.linkedin.com/in/carter-mandrik-5a74101 (LinkedIn)

Top Skills

Marketing Campaigns
Customer Analysis
Market Research

Languages

English (Native or Bilingual)
Turkish (Native or Bilingual)
French (Elementary)
Russian (Elementary)

Carter Mandrik

Associate Professor, Marketing
Blagoevgrad, Blagoevgrad, Bulgaria

Summary

A savvy marketer with a long track record of success who combines scientific marketing knowledge with many years of business experience. Capable of creating exceptional marketing strategy and implementing it effectively, from generating insights via consumer research to seamlessly executing the marketing program.

Specialties: Business strategy, marketing and brand strategy, marketing communications and consumer research.

Experience

American University in Bulgaria
Associate Professor of Marketing
July 2021 - Present (4 years 11 months)
Blagoevgrad, Bulgaria

Independent Consultant
Marketing Consultant
June 2009 - January 2023 (13 years 8 months)
Cyprus

Provide strategic and executive marketing consulting services, from consumer and market research through in-market implementation.

Middle East Technical University Northern Cyprus Campus
Assistant Professor of Marketing
September 2010 - July 2021 (10 years 11 months)
Kalkanli, North Cyprus

Sutas A.S.
3 years 5 months

Marketing Director (Deputy General Manager - Marketing)
October 2007 - December 2008 (1 year 3 months)

• Planned, budgeted and oversaw execution of marketing activities for Turkey's largest FMCG dairy firm with multi-million dollar budget and 20-person team.

• Achieved record growth and attained leadership positions in numerous categories, as well as overall dairy market.

Group Manager for Strategy, Research and Business Development

January 2007 - October 2007 (10 months)

• Head strategist and leader of SRBD group.

- Responsible for managing process of generating consumer insights and developing strategy to lead marketing efforts.

Marketing Consultant

August 2005 - January 2007 (1 year 6 months)

Internal consultant to CEO/GM and marketing director with simultaneous duties in category management of two key product categories.

• Instrumental in formulating long-term strategic plans and one-year marketing plans for all brands and products in Sutas portfolio.

Koç University

Assistant Professor, Marketing

July 1999 - June 2005 (6 years)

Main courses taught: Consumer Behavior, Marketing Communications, Marketing Principles

Education

Virginia Tech - Pamplin College of Business

PhD, Marketing · (1993 - 1999)

Rensselaer Polytechnic Institute

MBA, Marketing · (1989 - 1991)

Rensselaer Polytechnic Institute

BS, Biology (Minor: Psychology) · (1986 - 1989)